Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Ambac Financial Group, Inc.:
We consent to the use of our reports dated March 2, 2020 with respect to (i) the consolidated balance sheets of Ambac Financial Group, Inc. and subsidiaries as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes and financial statement schedules I, II and IV (collectively, the consolidated financial statements) and (ii) the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 10-K of Ambac Financial Group, Inc., incorporated herein by reference in the Registration Statement on Form S-8.
/s/ KPMG LLP
New York, New York
August 12, 2020